UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Health Grades, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
42218Q102
(CUSIP Number)
Kerry R. Hicks
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42218Q102

1	NAMES OF REPORTING PERSONS Kerry R. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		4,417,183

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,417,183

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,417,183*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 1,814,823 shares underlying options to purchase common stock which are exercisable within 60 days hereof and 10,000 shares held by The David G. Hicks Irrevocable Children’s Trust for which Kerry R. Hicks is the trustee.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 28, 2000 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 22, 2007 (as amended, the “Schedule 13D”), by Kerry R. Hicks with respect to the common stock, $0.001 par value, of Health Grades, Inc. (the “Company”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 is hereby (a) amended by deleting the last two sentences of the Original 13D and (b) supplemented as follows:
On July 27, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mountain Acquisition Corp., a Delaware corporation (“Parent”), Mountain Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Mountain Acquisition Holdings, LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a cash tender offer to acquire all of the shares of the Company’s common stock (the “Offer”) for a purchase price of $8.20 per share in cash (the “Offer Price”). Parent is controlled by a private equity fund associated with Vestar Capital Partners V, L.P.
The Merger Agreement provides that, following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. In the Merger, each outstanding share of the Company’s common stock (other than treasury shares, shares held by Parent, Purchaser or any of their wholly owned subsidiaries, or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Offer Price. The consummation of the Merger is subject to certain closing conditions, including approval by the Company’s stockholders, if required.
The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 28, 2010 (the “Form 8-K”), and is incorporated in this Amendment by reference. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the Securities and Exchange Commission. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.
Concurrently with the execution of the Merger Agreement, Mr. Hicks entered into a Tender and Support Agreement with Parent, Purchaser and the Company (the “Support Agreement”). Pursuant to the Support Agreement, Mr. Hicks has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) a portion of the shares of Company common stock beneficially owned by him at the commencement of the Offer and not to exercise any rights of appraisal in connection with the Merger, (ii) to irrevocably exercise all of his stock options, conditioned upon the occurrence of Purchaser’s acceptance for payment of all shares validly tendered in the Offer and not properly withdrawn, (iii) to irrevocably direct the Company to transfer to Purchaser, on his behalf, all shares of Company common stock received by him in settlement of his restricted stock, upon the net exercise of his stock options, or otherwise, in accordance with the applicable terms of the Support Agreement, (iv) not to transfer any of his equity interests in the Company, including any shares of Company common stock, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) not to take any action that would interfere with the performance of his obligations under, or the transactions contemplated by, the Support Agreement, (vi) to vote his shares of Company common stock in support of the Merger in the event stockholder approval is required to consummate the Merger, (vii) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger, and (viii) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company. The Support Agreement will terminate upon the earlier of the termination of the Merger Agreement, the effective time of the Merger or upon the mutual written consent of Parent and Mr. Hicks.
The foregoing description of the Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 2 to this Amendment and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer
Item 5, Sections (a) and (b) are hereby amended and restated in their entirety as follows:
(a) The Reporting Person beneficially owns 4,417,183 shares of Company common stock, including 1,814,823 shares underlying stock options exercisable within 60 days, which constitutes 13.7% of the outstanding shares of Company common stock based on Company common stock outstanding as of July 27, 2010.
(b) The Reporting Person has sole power to vote or direct the vote of 4,417,183 shares of Company common stock, and sole power to dispose or direct the disposition of 4,417,183 shares of Company common stock.
(c) Other than 46,000 shares of restricted stock granted to Mr. Hicks under the Company’s 2006 Equity Compensation Plan on June 9, 2010, no transactions in the Company’s common stock have been effected by Mr. Hicks during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:
The description of the Support Agreement set forth in Item 4 above, and the Support Agreement incorporated therein are incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby amended and restated as follows:

Exhibit No.	Description
1	Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp. and Mountain Acquisition Holdings, LLC, dated as of July 27, 2010 (incorporated by reference to Exhibit 2.1 to Health Grades, Inc.’s Current Report on Form 8-K, filed July 28, 2010).

2	Tender and Support Agreement among Mountain Acquisition Corp., Mountain Merger Sub Corp., Health Grades, Inc. and Kerry R. Hicks, dated as of July 27, 2010.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2010	/s/ Kerry R. Hicks
Kerry R. Hicks